UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                        Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                        Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                        (Name of Filing Person (issuer))

                  4.25% Convertible Senior Debentures Due 2004
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879403AD5
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                    (CUSIP Numbers of Classes of Securities)
--------------------------------------------------------------------------------
                               Adolfo Cerezo Perez
                             Chief Financial Officer
                        Telefonos de Mexico, S.A. de C.V.
                                 Parque Via 190
                               Colonia Cuauhtemoc
                            06599 Mexico, D.F. Mexico
                                (52) 55 5222 5144
--------------------------------------------------------------------------------
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)
                                   Copies to:
                                 Nicolas Grabar
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                            Calculation of Filing Fee

          Transaction valuation*                            Amount of filing fee
                                                                U.S.$45,202.88

         *For the purpose of calculating amount of filing fee only. The amount assumes that U.S.$500,000,000 of the principal amount of the outstanding debentures are purchased at a price of U.S.$1,117.50 per U.S.$1,000 principal amount of the debentures.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Amount Previously Paid: Not applicable.
                                    Form or Registration No.: Not applicable.
                                    Filing Party: Not applicable.
                                    Date Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|       third-party tender offer subject to Rule 14d-1.

|X|       issuer tender offer subject to Rule 13e-4.

|_|       going-private transaction subject to Rule 13e-3.

|_|       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by Telefonos de Mexico, S.A. de C.V., a Mexican corporation (the "Company"), to purchase for cash up to U.S.$500,000,000 aggregate principal amount of its 4.25% Convertible Senior Debentures Due 2004 (the "Debentures"), at a purchase price of U.S.$1,117.50 per U.S.$1,000 principal amount of the Debentures plus accrued and unpaid interest to (but excluding) the date of purchase (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

         The information set forth in Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

         The table below names each person specified in Instruction C to Schedule TO. Unless otherwise indicated, each such person's business address is that of our executive offices, and they may be contacted by phone by dialing Jose Manuel Camacho Berrueta at (52) 55 5222 5167.

                        Name                                               Position
                        ----                                               --------

   Board of Directors of the Company
       Carlos Slim Helu                                  Chairman
       Carlos Slim Domit                                 Co-chairman; chairman of the executive committee
       Jaime Chico Pardo                                 Vice chairman; member of the executive committee
       Emilio Azcarraga Jean                             Director
       Antonio Cosio Arino                               Director; alternate member of the executive committee
       Amparo Espinosa Rugarcia                          Director
       Elmer Franco Macias                               Director
       Angel Losada Moreno                               Director
       Romulo O'Farrill Jr.                              Director
       Juan Antonio Perez Simon                          Vice chairman; member of the executive committee
       Fernando Senderos Mestre                          Director
       Marco Antonio Slim Domit                          Director; alternate member of the executive committee
       James W. Callaway                                 Director
       Mark E. Royse                                     Director; member of the executive committee
       Janet M. Duncan                                   Director; alternate member of the executive committee
       Rafael Kalach Mizrahi                             Director
       Ricardo Martin Bringas                            Director

   Officers of the Company

       Jaime Chico Pardo                                 Chief Executive Officer
       Isidoro Ambe Attar                                Commercial-Corporate Area
       Adolfo Cerezo Perez                               Chief Financial Officer
       Javier Elguea Solis                               Dean of Inttelmex
       Arturo Elias Ayub                                 Strategic Alliances, Communications
                                                          and Institutional Relations
       Eduardo Gomez Chibli                              Technical and Long Distance
       Javier Mondragon Alarcon                          General Counsel
       Jaime Perez Gomez                                 Human Resources
       Patrick Slim Domit                                Commercial-Retail Markets
       Hector Slim Seade                                 Support to Operations
       Andres R. Vazquez del Mercado Benshimol           Investments and Strategic Development
       Oscar Von Hauske Solis                            Systems and Processes
       Jose Covarrubias Bravo                            East Metro Division
       Dario Fernandez Lizardi                           Gulf Division
       Miguel Angel Gonzalez Arriaga                     West Division
       Gerardo Leal Garza                                South Metro Division
       Francisco Niembro Gonzalez                        West Metro Division
       Hiram Ontiveros Medrano                           Norwest Division
       Raymundo Paulin Velasco                           Northeast Division
       Jorge Luis Suastegui Esquivel                     Center Division
       Miguel Angel Vera Garcia                          Southwest Division
       Luis Villanueva Gomez                             Telnor
       Gerardo Zozaya                                    North Division

   Board of Directors of the Company Carso Global
   Telecom, S.A. de C.V.

       Carlos Slim Helu
       Carlos Slime Domit
       Jaime Chico Pardo
       Claudio X. Gonzalez Laporte
       Joe Kuri Harfush
       Juan Antonio Perez Simon


   Officers of Carso Global Telecom, S.A. de C.V.

       Jaime Chico Pardo
       Armando Ibanez Vazquez

   Other controlling persons

       Maria Soumaya Slim Domit
       Vanessa Paola Slim Domit
       Johanna Monique Domit
       Carso Global Telecom, S.A. de C.V.
         Avenida Insurgentes Sur No. 3500
         Planta Baja
         Colonia Pena Pobre,
         Mexico, D.F., C.P. 14060
         (52) 55 5244 0802


Item 8.  Interest in Securities of the Subject Company.

         Beginning on July 24, 2003, we repurchased debentures in the open market and in private transactions in a series of transactions concluding on August 26, 2003. A total of U.S.$190,000,000 aggregate principal amount of debentures were purchased. The table below sets forth the dates of the transactions, as well as the average price and the principal amount purchased on each such date.


Date                                                Price       Principal Amount

  July 24, 2003...............................U.S.$111.0000     U.S.$10,000,000
  July 25, 2003....................................110.6250           5,000,000
  July 29, 2003....................................111.0000          25,000,000
  July 30, 2003....................................110.8438          20,000,000
  July 31, 2003....................................111.1250           5,000,000
  August 1, 2003...................................111.3125          20,000,000
  August 4, 2003...................................111.0833          15,000,000
  August 20, 2003..................................110.7250          25,000,000
  August 21, 2003..................................110.6250          10,000,000
  August 22, 2003..................................110.6250          10,000,000
  August 25, 2003..................................110.3250          25,000,000
  August 26, 2003..................................110.0833          15,000,000

  August 27, 2003..................................110.8750           5,000,000
                                                               ----------------
                                                               U.S.$190,000,000
                                                               ================

         Except as set forth above, based on Telmex's records and on information provided to Telmex by its directors, managers, executive officers, associates and subsidiaries, none of Telmex or any of its associates or subsidiaries and, to the best of Telmex's knowledge, none of the directors, managers, executive officers or controlling persons of Telmex or any of their subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any debentures or has effected any transactions in the debentures during the past 60 days.

Item 10. Financial Statements.

         Pursuant to Instruction 2 to Item 10, financial information is not material.

Item 12. Exhibits.

(a)(1)(A)      Offer to Purchase, dated October 9, 2003.

(a)(1)(B)      Form of Letter of Transmittal.

(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)         Press Release issued by Telmex dated October 8, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2003

                                             TELEFONOS DE MEXICO, S.A. DE C.V.

                                             By:  /s/  Adolfo Cerezo Perez
                                                  ------------------------
                                                 Name:  Adolfo Cerezo Perez
                                                 Title: Chief Financial Officer

                                INDEX TO EXHIBITS


Exhibit No.    Description
-----------    -----------

(a)(1)(A)      Offer to Purchase, dated October 9, 2003.

(a)(1)(B)      Form of Letter of Transmittal.

(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)         Press Release issued by Telmex dated October 8, 2003.